N E W S R E L E A S E

BISHA SCOPING STUDY

December 12, 2005

Nevsun Resources Ltd. (the “Company”) (NSU-TSX/AMEX) reports that, further to the Company's announcement on December 6, 2005 regarding the scoping study on the Bisha project in Eritrea, the technical report in relation to the scoping study will be filed on SEDAR and EDGAR by the end of this month. The independent engineer, AMEC Americas Limited (“AMEC”), is currently preparing the report in appropriate format for filing.

The Qualified Persons from AMEC who are responsible for the scoping study include Douglas Reddy, P.Geo. and Ken Brisebois, P.Eng. who were responsible for the October 2004 Technical Report which included the mineral resource estimate, Lee Melnyk, P.Eng. responsible for mining engineering, and Frank Yu, P.Eng. responsible for process engineering.

The Company cautions investors that a scoping study is preliminary in nature. The Bisha scoping study is based upon the indicated portion only of the mineral resources that were outlined in the AMEC October 2004 Technical Report. Mineral resources that have not yet been classified as mineral reserves do not have demonstrated economic viability. The final determination of the economic viability of the Bisha project is the subject of the feasibility study that is presently underway and due for completion in mid 2006.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer Nsu05-35.doc	For further information, Contact: Judy Baker (416) 786-7860 Other contact numbers for Nevsun are: (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com